UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

      [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2004

                                       or

      [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from  ___________  to ____________


                          Commission file number 1-7297
                     Birdsall, Inc. Retirement Savings Plan


           A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                    Birdsall, Inc. Retirement Savings Plan

           B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                   Nicor Inc.
                                 1844 Ferry Road
                         Naperville, Illinois 60563-9600

Table of Contents
-----------------

Financial Information

Birdsall, Inc. Retirement Savings Plan
      Cover Page.........................................................    1
      Report of Independent Registered Public Accounting Firm............    2
      Financial Statements...............................................    3
      Notes to Financial Statements......................................    5
      Schedule of Assets Held at End of Year.............................    9

Other Information
      Signature..........................................................   10
      Exhibit Index......................................................   11

     Birdsall, Inc.
     Retirement Savings Plan

     Financial Statements as of and for the
     Years Ended December 31, 2004 and 2003,
     Additional Information Required for Form 5500
     for the Year Ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Birdsall, Inc. Retirement Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Birdsall, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Fort Lauderdale, Florida
June 8, 2005

BIRDSALL, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
-------------------------------------------------------------------------------

                                                       2004            2003

ASSETS:
   Participant-directed investments (Note 3)      $ 49,164,612    $ 43,096,233
                                                  ------------    ------------
   Receivables:
        Employer contributions                         711,646         402,778
        Participant contributions                       84,805          48,014
                                                  ------------    ------------
                                                       796,451         450,792
                                                  ------------    ------------

        Total assets                                49,961,063      43,547,025
                                                  ------------    ------------

LIABILITIES:
   Operating payables                                    6,231           6,668
                                                  ------------    ------------

Net assets available for benefits                 $ 49,954,832    $ 43,540,357
                                                  ============    ============


The accompanying notes are an integral part of these financial statements.

BIRDSALL, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003
-------------------------------------------------------------------------------

                                                        2004           2003

ADDITIONS:
   Investment income:
    Dividends                                      $    174,721   $    174.666
    Interest                                            374,483        539,990
    Net appreciation in fair value
      of Nicor Inc. common stock                        292,607         79,332
    Net investment gain from common/collective
      trusts                                            483,628        378,393
    Net investment gain from registered
      investment companies                            2,485,932      4,148,022
    Other                                                     -              2
                                                   ------------   ------------
      Net investment gain                             3,811,371      5,320,405
                                                   ------------   ------------
   Contributions:
    Participants                                      2,664,056      2,497,635
    Employer                                          2,006,216      1,613,612
                                                   ------------   ------------
      Total contributions                             4,670,272      4,111,247
                                                   ------------   ------------

   Other                                                    558            179
                                                   ------------   ------------

      Total additions                                 8,482,201      9,431,831
                                                   ------------   ------------

DEDUCTIONS:
   Distributions to participants                      1,969,192      1,590,833
   Administrative expenses and other                     98,534        100,104
                                                   ------------   ------------
      Total deductions                                2,067,726      1,690,937
                                                   ------------   ------------

NET INCREASE                                          6,414,475      7,740,894

NET ASSETS AVAILABLE FOR BENEFITS--
  Beginning of year                                  43,540,357     35,799,463
                                                   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS--
  End of year                                      $ 49,954,832   $ 43,540,357
                                                   ============   ============


The accompanying notes are an integral part of these financial statements.

BIRDSALL, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
-------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The following description of the Birdsall, Inc. Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for more detailed information.

    The Plan--Birdsall, Inc. (the "Company") established the Tropical Shipping Savings Investment Plan (the "Savings Investment Plan") on September 1, 1983, to provide its eligible employees with an opportunity to accumulate retirement savings. Effective January 1, 1990, the Birdsall, Inc. Profit Sharing Plan was merged into the Savings Investment Plan and re-designated as the Birdsall, Inc. Retirement Savings Plan (the "Plan"). The funds of the Plan are held for safekeeping and investment by the Birdsall, Inc. Retirement Savings Plan Trust (the "Trust"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    Plan administration--Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company ("VFTC") serves as trustee for the Trust and holds the investments of the Plan under the terms of a trust agreement. The VFTC also acts as investment manager for certain investments of the Plan. Administrative expenses associated with the operation of the Plan are paid from Plan assets.

    Contributions--The participant may elect to make either tax-deferred contributions (up to 14 percent of participant's base pay) or after-tax contributions (up to 6 percent of participant's base pay), or a combination thereof, by payroll deduction, that are partially matched by the Company. The Company will provide matching contributions of 50 percent of the first 6 percent of participant's contributions when participants have less than 10 years of service to the Company. The Company will provide matching contributions of 100 percent of the first 6 percent of participant's contributions when participants have 10 years or more of service to the Company. The Company also contributes annual discretionary profit sharing awards allocated equally to eligible participants, which were $661,388 and $374,813 for the years ended December 31, 2004 and 2003, respectively. The Plan also accepts certain rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions and account balances into various investment options offered by the Plan.

    Investments--The Plan's investment options currently include the Nicor Stock Fund, a Stated Return Fund, and approximately 22 mutual funds.

    Participant accounts--Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, Company contributions and allocated Plan earnings, and decreased by withdrawals, allocated Plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Participant loans--Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods up to 60 months and are secured by the balance in the participant's account. The interest rate is based on the prime rate plus 1 percent and is fixed over the life of the loan.

    Vesting and forfeitures--The participant's contributions and earnings thereon are immediately vested. The Company's contributions and earnings thereon are vested after the participant's completion of three years of service. However, the participant will be fully vested in the Company's contribution if the participant retires, becomes disabled, or dies before completing three years of service.

    If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. During 2004,none of the forfeitures were applied; however, in 2003 the application of forfeitures reduced the Company's contribution by $10,226. As of December 31, 2004 and 2003, the Plan had $36,076 and $11,092, respectively, of forfeitures available for application against future Company contributions.

    Payment of benefits--On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump-sum distribution or they can defer it to no later than the age of 70-1/2.

    Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2004 and 2003.

    Suspensions and withdrawals--A participant may suspend contributions and will not cease to be a participant during the suspension period.

    A participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

    Plan termination--The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

    Basis of accounting--The financial statements of the Plan have been prepared on the accrual basis of accounting.

    Use of estimates--The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

    Investment valuation--The Plan states its investment in the Trust at the underlying fair value of the investments of the Trust as follows:

    The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

    The Stated Return Fund is primarily composed of group annuity contracts and investments in common/collective trusts. Group annuity contracts are fully benefit responsive and are recorded at contract value. Contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The aggregate contract value of the group annuity contracts at December 31, 2004 and 2003 approximated market value. Estimated market value is based on a variety of factors, such as contract terms, interest rate, maturity date and credit worthiness of the issue. For the years ended December 31, 2004 and 2003, the average yield on the contracts, which equals the average crediting interest, was 7.6 percent and 6.9 percent, respectively. There are no reserves against contract value for credit risk of the issuers of contracts or otherwise.

    The market value of the units of the common/collective trusts and registered investment companies are determined based on the underlying market value of the investments of the funds.

3.  INVESTMENTS

    Plan investments as of December 31 are as follows:

                                                 2004              2003

Pacific Life Insurance Company group
    annuity contract                        $  3,829,968 **  $  4,650,330 **
Travelers Insurance Company group
    annuity contract                                 -          1,779,564
Vanguard 500 Index Fund*                      12,611,628 **    11,515,373 **
Vanguard Balanced Index Investment Fund*       6,338,398 **     5,469,768 **
Other registered investment companies          8,096,107 **     5,618,084 **
Nicor Inc. common stock*                       3,690,708 **     2,890,717 **
Vanguard Retirement Savings Trust*            13,352,148 **     9,988,520 **
Loans to participants                          1,245,655        1,183,877
                                            ------------     ------------

   Total                                    $ 49,164,612     $ 43,096,233
                                            ============     ============

*  Party-in-interest investment
** Indicates an investment that represents 5% or more of the Plan's net assets

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

    The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

    At December 31, 2004 and 2003, the Plan held approximately 99,911 and 84,921 shares, respectively, of the common stock of Nicor Inc., the parent company of the sponsoring employer, with a cost basis of

    $3,381,660 and $2,835,687, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $174,721.

5.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated June 26, 2003 that the Plan and related Trust as then designed was tax exempt under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter; however, the Plan's management believes that the Plan and related Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    Pending distributions are recorded as a liability in the Plan's Form 5500; however, they are not recognized as liabilities for financial statement purposes. These distributions are reflected in the statements of changes in net assets available for benefits when actually paid.

                                    ******

BIRDSALL, INC.
RETIREMENT SAVINGS PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4(i)--SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004
-------------------------------------------------------------------------------

Identity of Issue,
Borrower
or Similar Party            Description of Investment            Current Value
-------------------------   --------------------------------    ---------------

   Pacific Life Insurance    Group annuity contract:             $  3,829,968
   Company                   maturing March 2005;
                             7.57% fixed interest rate

(A)Nicor Inc.                Common stock at $2.50 par value        3,690,708

(A)Participant Notes         Participant loans earning interest     1,245,655
   Receivable                from 5.00% - 10.50%

(A)AIM Aggressive Growth     Registered investment company             36,526
   Fund

(A)American Century Int'l    Registered investment company            802,108
   Growth

(A)American Century          Registered investment company             53,112
   Equity Growth

(A)Davis New York Venture    Registered investment company             43,562

(A)Fidelity Blue Chip        Registered investment company            728,210
   Growth Fund

(A)INVESCO Dynamics Fund     Registered investment company            428,348

(A)Janus Fund                Registered investment company             91,263

(A)Liberty Acorn Int'l       Registered investment company            133,974

(A)Liberty Acorn USA Fund    Registered investment company            226,545

(A)Managers Special Equity   Registered investment company          2,129,241

(A)Vanguard 500 Index Inv    Registered investment company         12,611,628

(A)Vanguard Asset            Registered investment company             40,741
   Allocation Fund

(A)Vanguard Balanced Index   Registered investment company          6,338,398
   Fund

(A)Vanguard Devel Mkts       Registered investment company            107,869
   Index

(A)Vanguard GNMA Investors   Registered investment company            157,203
   Shares

(A)Vanguard Growth Equity    Registered investment company            375,773
   Fund

(A)Vanguard Growth Index     Registered investment company            105,678
   Inv

(A)Vanguard LT Treasury      Registered investment company            377,923
   Inv

(A)Vanguard PRIMECAP Fund    Registered investment company            561,773

(A)Vanguard Total Bond       Registered investment company          1,089,793
   Market Ind

(A)Vanguard Prime Money      Registered investment company            606,465
   Mkt Fund

(A)Vanguard Retirement       Common collective trust               13,352,148
   Savings Trust
                                                                --------------
   Total                                                         $ 49,164,612
                                                                ==============

(A)Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 Birdsall, Inc. Retirement Savings Plan

Date    June 9, 2005             /s/ ROBERT MARK CHAPMAN
      ----------------           -----------------------------------
                                 Robert Mark Chapman
                                 Plan Administrator and
                                 Vice President Pricing and
                                 Organization Support,
                                 Birdsall, Inc.

Exhibit Index
-------------

Exhibit
Number                             Description of Document
------       ------------------------------------------------------------------


23.01        Consent of Independent Registered Public Accounting Firm
             - Birdsall, Inc. Retirement Savings Plan